Form SD— Specialized Disclosure Report
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
AGILENT TECHNOLOGIES, INC.
(Exact name of the registrant as specified in its charter)

DELAWARE	001-15405	77-0518772
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.

5301 Stevens Creek Blvd., Santa Clara, California	95051
(Address of principal executive offices)	(Zip code)

Didier Hirsch	(408) 345-8886
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
✓ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Agilent Technologies, Inc. (“Agilent”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period January 1 to December 31, 2014.

This Form SD should be read in conjunction with the definitions contained in the Securities and Exchange Commission instructions to Form SD and related rules. “Conflict minerals” refers to four specific metals regardless of their country of origin or whether they are used to finance or benefit armed conflict: tantalum, tin, tungsten and gold.

With respect to conflict minerals necessary to the functionality or production of products manufactured by Agilent, or contracted by Agilent to be manufactured, and required to be reported on Form SD for 2014, we exercised due diligence concerning the source and chain of custody of the conflict minerals. For a description of our due diligence (which included a reasonable country of origin inquiry), please see our Conflict Minerals Report included as Exhibit 1.01.

This Form SD, including our Conflict Minerals Report, is available on our web site at http://www.agilent.com. http://www.investor.agilent.com/phoenix.zhtml?c=103274&p=irol-sec We are not incorporating by reference the contents of our web site into this Form SD.

Item 1.02 Exhibit

Agilent has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2 - EXHIBITS

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AGILENT TECHNOLOGIES, INC.

	By:	/s/ Michael Tang
	Name:	Michael Tang
	Title:	Vice President, Assistant General Counsel and
Secretary

Date: May 28, 2015

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